Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
May 28, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015 and
Prospectus Supplement dated March 5, 2015)

HSBC USA Inc.
Fixed to Floating Rate Notes

▸ $60,000,000 Five year Fixed to Floating Rate Notes due June 11, 2020

▸ Quarterly coupon payments at a fixed rate of 1.92% per annum for the first three years of the term of the Notes and a per annum floating rate equal to 3-Month LIBOR plus a Spread of 1.25% for the remainder of the term, subject to a Cap of 3.00% per annum

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Fixed to Floating Rate Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document and page S-1 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	Varying Prices	$6	$994
Total	$60,000,000	$360,000	$59,640,000

[1]HSBC USA Inc. has offered the Notes in one or more negotiated transactions at varying prices determined at the time of each sale. HSBC USA Inc. or one of our affiliates will pay varying underwriting discounts with an average of 0.60% per $1,000 in Principal Amount in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Fixed to Floating Rate Notes

This pricing supplement relates to a single offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments, at a fixed rate for the first three years of the term of the Notes and at a rate equal to 3-Month LIBOR (as defined below) plus the Spread, subject to the Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes.

The offering of the Notes has the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Trade Date:	May 28, 2015
Original Issue Date:	June 11, 2015
Maturity Date:	June 11, 2020, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon will be paid quarterly and will accrue at the applicable Coupon Rate set forth below. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon Rate:	For each Coupon Payment Period from and including the Original Issue Date to but excluding June 11, 2018 (the "Fixed Rate Payment Period"): 1.92% per annum. For each Coupon Payment Period following the Fixed Rate Payment Period (the "Floating Rate Payment Period"): a per annum rate equal to 3-Month LIBOR on the applicable Coupon Determination Date plus the Spread, subject to the Minimum Coupon Rate and the Cap. The Coupon Rate with respect to each Floating Rate Payment Period will be reset quarterly on the applicable Coupon Determination Date.
Coupon Payment Periods:	Quarterly; the period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date.
Spread:	1.25%
Maximum Coupon Rate/Cap:	3.00% per annum
Minimum Coupon Rate/Coupon Floor:	0.00% per annum
3-Month LIBOR:	A rate per annum equal to the London Interbank Offered Rate (Intercontinental Exchange Benchmark Administration) for deposits in U.S. dollars for a period of three months that appears on Reuters page "LIBOR01", as of 11:00 a.m., London time, on the relevant Coupon Determination Date.
Coupon Determination Dates:	With respect to any Coupon Payment Period during the Floating Rate Payment Period, the date that is two London Banking Days immediately preceding the first day of that Coupon Payment Period. If, on any Coupon Determination Date, 3-Month LIBOR cannot be determined as described above, the calculation agent will determine 3-Month LIBOR in accordance with the procedures set forth under "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement; provided, that if 3-Month LIBOR cannot be determined on the first Coupon Determination Date as provided in the first two bullets of "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement, the calculation agent will determine 3-Month LIBOR on that day in a manner that it considers commercially reasonable under the circumstances.

Coupon Payment Dates:	The 11th calendar day of each March, June, September and December during the term of the Notes, commencing on September 11, 2015, up to and including the Maturity Date, subject to postponement as described in "Coupon" below.
London Banking Day:	A day on which dealings in U.S. Dollars are transacted in the London interbank market.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40433B2E7 / US40433B2E71
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments that accrue at a fixed rate for the first three years of the term of the Notes and at a per annum rate equal to 3-Month LIBOR plus the Spread, subject to the Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Coupon

The Coupon is paid quarterly and accrues at the applicable Coupon Rate. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Coupon Payment Dates are the 11th calendar day of each March, June, September and December during the term of the Notes, commencing on September 11, 2015, up to and including the Maturity Date. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date), the payment due on such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes – Interest and Principal Payments — Recipients of Interest Payments" beginning on page S-12 of the accompanying prospectus supplement.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "Business Day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next Business Day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You are willing to make an investment that provides quarterly interest payment at a fixed rate of 1.92% per annum during the Fixed Rate Payment Period and thereafter at a variable rate of 3-Month LIBOR plus the Spread, subject to the Cap and the Minimum Interest Rate.

▶ You believe 3-Month LIBOR will generally be positive on the Coupon Determination Dates at an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are willing to invest in the Notes based on the fixed rate of 1.92% per annum during the Fixed Rate Payment Period and a Cap of 3.00% per annum during the Floating Rate Payment Period, which may limit your return on the Notes.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to invest in the Notes that provide quarterly interest payment at a fixed rate of 1.92% per annum during the Fixed Rate Payment Period and thereafter at a variable rate of 3-Month LIBOR plus the Spread, subject to the Cap and the Minimum Interest Rate.

▶ You believe 3-Month LIBOR will not generally be positive on the Coupon Determination Dates at an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are unwilling to invest in the Notes based on the fixed rate of 1.92% per annum during the Fixed Rate Payment Period and a Cap of 3.00% per annum during the Floating Rate Payment Period, which may limit your return on the Notes.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances" in the prospectus supplement.

The Coupon Rate for Each Quarterly Coupon Payment Period During the Floating Rate Payment Period Is Uncertain and Could be as Low as the Minimum Coupon Rate.

You will receive a quarterly Coupon on the applicable Coupon Payment Date during the Floating Rate Payment Period that accrues at a per annum rate equal to 3-Month LIBOR plus the Spread, subject to the Cap of 3.00% per annum and the Minimum Coupon Rate of 0.00% per annum. 3-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month LIBOR to increase or decrease. A 3-Month LIBOR that is less than or equal to zero will cause the Coupon Rate for the applicable Coupon Payment Date during the Floating Rate Payment Period to be equal to the Minimum Coupon Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

The Notes Are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Floating Rate Payment Period and Is Variable.

The Coupon Rate is not fixed for any Floating Rate Payment Period, and will equal 3-Month LIBOR plus the Spread, subject to the Cap and the Minimum Coupon Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in 3-Month LIBOR.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity and all Coupons, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Your Coupon Rate for Each Coupon Payment Date During the Floating Rate Payment Period Is Limited by the Cap.

During the Floating Rate Payment Period, the Coupon Rate will be capped at the Cap of 3.00% per annum. As a result, you will not participate in any 3-Month LIBOR in excess of 1.92% per annum. YOUR COUPON RATE WILL NOT BE GREATER THAN THE CAP.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Variable Price Reoffering Risks.

HSBC has offered the Notes for sale at varying prices determined at the time of each sale. Accordingly, the price that you pay for the Notes may be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes (*e.g.*, directly from HSBC or through a broker or dealer), any related transaction costs (*e.g.*, any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

3-Month LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

3-Month LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions, about the future level of 3-Month LIBOR,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect 3-Month LIBOR, and
- the time remaining to the maturity of the Notes.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in 3-Month LIBOR could result in the corresponding Coupon Rate decreasing or a Coupon Rate equal to the Minimum Coupon Rate and thus in the reduction of the Coupon payable on the Notes.

ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in 3-Month LIBOR and we cannot predict 3-Month LIBOR on any Coupon Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of 3-Month LIBOR. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination during the Floating Rate Payment Period for a $1,000.00 Principal Amount of Notes, assume that there are 90 days in each quarterly period and reflect the Cap of 3.00% per annum, the Minimum Coupon Rate of 0.00% per annum and the Spread. On each Coupon Payment Date during the Fixed Rate Payment Period, you will receive a Coupon at a Coupon Rate of 1.92% per annum, or in the amount of $4.375 per $1,000 in Principal Amount.

Hypothetical 3-Month LIBOR		Spread	Cap	Hypothetical Coupon Rate Per Annum	Hypothetical Coupon
10.00%	+	1.25%	3.00%	3.00%	$7.500
9.00%	+	1.25%	3.00%	3.00%	$7.500
8.00%	+	1.25%	3.00%	3.00%	$7.500
7.00%	+	1.25%	3.00%	3.00%	$7.500
6.00%	+	1.25%	3.00%	3.00%	$7.500
5.00%	+	1.25%	3.00%	3.00%	$7.500
4.00%	+	1.25%	3.00%	3.00%	$7.500
3.00%	+	1.25%	3.00%	3.00%	$7.500
2.00%	+	1.25%	3.00%	3.00%	$7.500
1.75%	**+**	**1.25%**	**3.00%**	**3.00%**	**$7.500**
1.00%	+	1.25%	3.00%	2.25%	$5.625
0.50%	+	1.25%	3.00%	1.75%	$4.375
0.25%	+	1.25%	3.00%	1.50%	$3.750
0.00%	+	1.25%	3.00%	1.25%	$3.125
-0.50%	+	1.25%	3.00%	0.75%	$1.875
-1.25%	**+**	**1.25%**	**3.00%**	**0.00%**	**$0.000**
-5.00%	+	1.25%	3.00%	0.00%	$0.000
-10.00%	+	1.25%	3.00%	0.00%	$0.000

Example 1: On a Coupon Determination Date, 3-Month LIBOR is equal to 0.50%. Because 3-Month LIBOR plus 1.25% is 1.75% per annum, which is less than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is 1.75% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $4.375 per $1,000 in Principal Amount calculated as follows:

$$1,000 \times \text{Coupon Rate} \times 90/360$$
$$= \$1,000 \times 1.75\% \times 90/360$$
$$= \$4.375$$

Example 2: On a Coupon Determination Date, 3-Month LIBOR is equal to 6.00%. Because 3-Month LIBOR plus 1.25% is 7.25% per annum, which is greater than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Cap of 3.00% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $7.50 per $1,000 in Principal Amount, the maximum quarterly payment on the Notes, calculated as follows:

$$1,000 \times \text{Coupon Rate} \times 90/360$$
$$= \$1,000 \times 3.00\% \times 90/360$$
$$= \$7.500$$

Example 3: On a Coupon Determination Date, 3-Month LIBOR is equal to -5.00%. Because 3-Month LIBOR plus 1.25% is -3.75% per annum, which is less than the Minimum Coupon Rate, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Minimum Coupon Rate of 0.00% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $0.000 per $1,000 in Principal Amount, the minimum payment on the Notes, calculated as follows:

$$1,000 \times \text{Coupon Rate} \times 90/360$$
$$= \$1,000 \times 0.00\% \times 90/360$$
$$= \$0.000$$

HISTORICAL PERFORMANCE OF 3-MONTH LIBOR

The following graph sets forth the historical performance of 3-Month LIBOR based on the daily historical levels from January 1, 2008 through May 28, 2015. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Coupon Rate on the Notes.

3-Month LIBOR, as appeared on the Bloomberg Professional® Service on May 28, 2015 was 0.2835%. The rates reported by the Bloomberg Professional® Service may not be indicative of 3-Month LIBOR that will be derived from the applicable Reuters page.

Historical Performance of 3-Month LIBOR



Source: Bloomberg Professional® Service

The historical 3-Month LIBOR should not be taken as an indication of future performance, and no assurance can be given as to 3-Month LIBOR relevant to any Coupon Payment Date during the Floating Rate Payment Period. We cannot give you assurance that the performance of 3-Month LIBOR will result in Coupon payments during the Floating Rate Payment Period that will provide a satisfactory return on your investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC has offered the Notes in one or more negotiated transactions at varying prices determined at the time of each sale.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at varying discounts, the average of which is 0.60% per $1,000 in Principal Amount in connection with the distribution of the Notes. HSBC Securities (USA) Inc. may sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at varying discounts to the public offering price. Each of those broker-dealers may sell the notes to one or more additional broker-dealers at varying discounts. These discounts will not be greater than 0.60% per $1,000 in Principal Amount. An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Pursuant to the terms of the Notes, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as variable rate debt instruments. Based on the rates in effect as of the date of this pricing supplement, we expect the Notes to be issued with no more than de minimis original issue discount. Interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Notes that are VRDIs" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

Pricing Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$60,000,000 Fixed to Floating Rate Notes due June 11, 2020

May 28, 2015

PRICING SUPPLEMENT